EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2015	2014	2015	2014
Fixed Charges:
Interest expense	$89	$96	$179	$196
Capitalized interest	—	1	—	2
Portion of rental expense which represents interest factor	68	69	136	135
Total Fixed Charges	$157	$166	$315	$333
Earnings Available for Fixed Charges:
Pre-tax income	$74	$301	$275	$572
Add: Distributed equity income of affiliated companies	26	35	29	35
Add: Fixed charges	157	166	315	333
Less: Capitalized interest	—	(1)	—	(2)
Less: Net income-noncontrolling interests	(5)	(6)	(10)	(11)
Total Earnings Available for Fixed Charges	$252	$495	$609	$927
Ratio of Earnings to Fixed Charges	1.61	2.98	1.93	2.78
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$89	$96	$179	$196
Capitalized interest	—	1	—	2
Portion of rental expense which represents interest factor	68	69	136	135
Total Fixed Charges before preferred stock dividends pre-tax income requirements	157	166	315	333
Preferred stock dividends pre-tax income requirements	9	9	19	19
Total Combined Fixed Charges and Preferred Stock Dividends	$166	$175	$334	$352
Earnings Available for Fixed Charges:
Pre-tax income	$74	$301	$275	$572
Add: Distributed equity income of affiliated companies	26	35	29	35
Add: Fixed charges before preferred stock dividends	157	166	315	333
Less: Capitalized interest	—	(1)	—	(2)
Less: Net income-noncontrolling interests	(5)	(6)	(10)	(11)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$252	$495	$609	$927
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.52	2.83	1.82	2.63

Note: The ratios for the three months and six months ended June 30, 2014 have been restated to reflect the sale of our ITO business which was held for sale and reported as a discontinued operation as of December 31, 2014. Refer to Note 5 - Divestitures in the Consolidated Financial Statements for additional information regarding this sale.